Michael L. Kaplan
Tel 602.445.8314
Fax 602.445.8615
KaplanM@gtlaw.com
October 7, 2008
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
United States Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Lauren Nguyen

Re:	Roadrunner Transportation Services Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-152504
Dear Ms. Nguyen:
     We express our appreciation for your prompt and thorough review of Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) of Roadrunner Transportation Services Holdings, Inc. (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 1 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated September 29, 2008. In conjunction with these responses, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
Registration Statement Cover Page
1.	Staff Comment: We note your response to prior comment 2 and reissue. As your filing is an initial public offering by you and also an offering by your selling shareholders, there are two simultaneous offerings under one registration statement. Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

Company Response: Pursuant to your request, the Company has revised the cover page of the Amendment to include in the fee table an estimate of the proposed maximum aggregate offering price and amount of registration fee allocated to the shares offered by the selling stockholders.
General
2.	Staff Comment: We note your response to prior comment 1 and have the following additional comments. Text should be used to the extent necessary to explain briefly the graphics presented. Please remove the phrase “Flexible and Responsive Supply-
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Chain Solutions” as well as the phrase “Non-Asset Based Services” and the text that follows.

Company Response: Pursuant to your request, the Company has revised the artwork on the inside cover page of the prospectus to include only text necessary to explain the graphics presented.

3.	Staff Comment: We note that you also provide services to Puerto Rico but we could not locate such geographic location on the map. Please consider revising the graphic.

Company Response: The Company respectfully advises the Staff that Puerto Rico was included in the graphic as originally presented, however, it was placed below the Hawaiian islands in order to accommodate the size of the original graphic. As a result of the revised graphic and the additional space provided therein, Puerto Rico is now located below Florida on the bottom right corner of the graphic.

4.	Staff Comment: We note your response to prior comment 3. Please file your consents as exhibits to the registration statement. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Company Response: In response to your comment, and the Staff’s prior comment 3 in its letter dated August 22, 2008, the Company respectfully advises the Staff that the data provided by these third parties was not prepared specifically for the Company in connection with the disclosure, is available to the general public, and was not commissioned by the Company or the underwriters. For these and other reasons, the third parties are not listed in the Amendment as “experts.” The “Market and Industry Data and Forecasts” section was not intended to suggest that the Company was relying on commissioned reports from industry “experts,” but rather to inform investors that certain industry data obtained from industry publications and surveys was not independently verified by the Company. As such, the Company believes that consents from these third parties are not required to be filed pursuant to Rule 436 or Item 601(b)(23) of Regulation S-K.

5.	Staff Comment: We note your responses to prior comment 7 and request that you amend your analysis to consider the following:
•	We note that you believe that the exchange of shares of GTS common stock for shares of your common stock in connection with the GTS merger is exempt from registration under Regulation D. Please tell us which Regulation D rule you are relying upon for your analysis.

Company Response: The Company respectfully advises the Staff that the exchange of shares of GTS common stock for shares of the Company’s common stock in connection with the GTS merger is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

Rule 506 requires that offers and sales of securities made thereunder satisfy the terms and conditions of Rules 501 and 502, and that there be no more than 35 purchasers of securities.
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     Rule 501(a)
Each of the eight GTS stockholders that will be receiving shares of the Company’s stock in connection with the GTS merger is an “accredited investor” as defined in Rule 501(a) of Regulation D. Two of the eight stockholders are investment funds affiliated with Thayer | Hidden Creek and five others are officers of GTS who have been involved with the Company’s senior management since March 2008 in anticipation of combining the two entities. The sixth individual, non-entity stockholder was previously corporate counsel to GTS, represented GTS in the GTS acquisition, and has been privy to non-public information about the Company.
     Rule 502(b), (c), and (d)
The information requirements set forth in Rule 502(b) are not applicable to issuances of securities to accredited investors. Additionally, the exchange of shares in the GTS merger was not promoted through any form of general solicitation or general advertising but rather in private negotiations between the two companies and its stockholders. Finally, each GTS stockholder has acknowledged that it acquired the GTS securities for himself or itself and not for the account of any other person and acknowledged that such securities were not registered under the Securities Act and will be receiving restricted securities of the Company marked with a legend stating that the securities have not been registered under the Act (similar to their shares of GTS stock) and referring to the restrictions on transferability and sale of such securities.

•	We note that you believe that the GTS merger and the IPO are not parts of a single plan of financing. However, it is not clear that the two transactions are not dependent upon each other. For instance, we note that you will use proceeds from the offering to pay GTS debt. You also disclose on page 64 that the transactions are “conditioned upon” each other and redemption of your Series A preferred stock is a condition to the merger. We note that you will use proceeds from the offering to redeem the Series A preferred stock.

Company Response: The Company respectfully advises the Staff that the GTS merger and the IPO are not parts of a single plan of financing. The GTS merger is the combination of one Thayer | Hidden Creek-controlled entity with another Thayer | Hidden Creek-controlled entity for purposes of augmenting the services offered by the Company and capitalizing on synergies between the two entities. The merger of GTS into the Company was contemplated by Thayer | Hidden Creek as a private transaction prior to the consummation of the acquisition of GTS in February 2008, which was not made in anticipation of the IPO. In contrast, the IPO is an offering of a new investment opportunity to the general public intended to raise new capital for the Company.

The Company acknowledges the Staff’s comment noting that the Company plans to use proceeds from the offering to pay GTS indebtedness. The Company respectfully advises the Staff that it is not conducting the IPO in order to pay GTS indebtedness. The payment of GTS indebtedness is simply the result of the Company’s determination of the most desired post-offering capitalization structure for the Company. Additionally, the payment of GTS indebtedness in connection with a merger transaction is a requirement of the GTS credit facility.

As described in the prospectus, the Company and GTS are both entities controlled by Thayer | Hidden Creek and, thus, there is little risk to the completion of the GTS merger. Consequently, the Company has described its business in the prospectus to
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reflect the impact of the GTS merger. The GTS merger and the IPO are structured to be completed simultaneously in order to assure the IPO investors that there is no risk to them that the GTS merger would not occur.

In addition, the Company respectfully advises the Staff that the Company no longer intends to use proceeds from the offering to redeem the Series A preferred stock.

•	Please explain whether the investors under the GTS merger will be irrevocably bound to the merger and whether those investors will be able to renegotiate any terms of the agreement. Upon review of your response and the Merger agreement, we may have additional comments.

Company Response: The GTS stockholders have been provided with a draft of the merger agreement and unanimously approved the merger agreement and the transactions contemplated therein. The merger agreement has been executed and the GTS stockholders have agreed to be irrevocably bound by its terms.
6.	Staff Comment: Furthermore, please revise your entire prospectus to clarify the current operations of your company separate and apart from your company after the anticipated GTS merger.

Company Response: Pursuant to your request, the Company has revised the disclosure throughout the prospectus to clarify that after giving effect to the GTS merger the Company’s services will include a TMS offering. Please see the revisions in the third bullet under “Our Competitive Strengths” on page 2 of the prospectus, the third paragraph under “Our History” on page 40 of the prospectus, the first paragraph under “Our Growth Strategies” on page 43 of the prospectus, the first paragraph under “Transportation Management Solutions” on page 47 of the prospectus, and the first paragraph under “Competition” on page 49 of the prospectus. Please also see the third paragraph in the lead-in to the summary, in which the Company states that, unless otherwise indicated, the information in the prospectus reflects the GTS merger.
Prospectus Summary, page 1
General
7.	Staff Comment: We note your response to prior comment 4 and reissue in part. Your prospectus summary should be concise and provided in plain English. As such, please reduce the amount of defined terms in your summary and define only those terms necessary to provide a brief overview of the key aspects of your offering in clear plain language. The prospectus summary currently includes a number of defined terms that may appear to be unnecessary. For example, page 1 includes such defined terms, “ICs,” “LTL,” “TL,” “3PL,” and “TMS.” Please refer to Instruction to 503(a) of Regulation S-K. As applicable, make corresponding changes throughout your prospectus, as appropriate.

Company Response: Pursuant to your request, the Company has revised the summary throughout to delete the defined terms “IC,” “LTL,” “TL,” “3PL,” and “TMS.”

8.	Staff Comment: We note your response to prior comment 8 and reissue in part. Please revise the entire summary to remove marketing language. For instance, we note in the first paragraph of the summary that you offer customers “value” by “allowing them to reduce operating costs, redirect resources to core competencies, improve supply chain efficiency, and enhance customer service.” You also state that
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your non-asset based model enables you to generate “strong free cash flows and attractive returns.” These are only a few examples of phrases contained in your summary that we believe are inappropriate for a disclosure document.

Company Response: Pursuant to your request, the Company has revised the summary and other sections of the Amendment to remove such marketing language. Please see the revisions in the first paragraph under “Our Business and Recent Developments” on page 1 of the prospectus, the first paragraph under “Our Competitive Strengths” on page 2 of the prospectus, the description of “Flexible Operating Model” on page 2 of the prospectus, the first paragraph under “Company Overview” on page 27 of the prospectus, and the introduction paragraph under “Business” on page 40 of the prospectus.
Our Business and Recent Developments, page 1
9.	Staff Comment: We note your response to prior comment 9 and reissue in part. Although there is a financial snapshot of the company as a whole on page 7, please revise to provide a brief financial snapshot of your company as a whole for the last audited period and interim stub in the forepart of your summary. This brief snapshot in the summary will allow the investor to have a better understanding of your company as a whole.

Company Response: Pursuant to your request, the Company has included in the first paragraph on page 2 of the prospectus pro forma net revenue and pro forma operating income for the Company as a whole for the year ended December 31, 2007 and the six-month period ended June 30, 2008.

10.	Staff Comment: We note your response to prior comment 10. Please revise your disclosure to state that your belief is based on your own research.

Company Response: Pursuant to your request, the Company has revised numerous statements of belief throughout the prospectus to clarify that they are based on the Company’s own research. Please see, in particular, the revisions on pages 1, 2, 3, 9, 37, 40, 41, 43, 44, 45, 48, and 49 of the prospectus.
Our Competitive Strengths and Services, page 2
11.	Staff Comment: We note your response to prior comment 13 and reissue in part. Under the first and second bullet points on page 2, we could not locate any description briefly explaining the position of your company in relation to your competition. Furthermore, we could not locate any revisions regarding your competitive position in relation to your growth strategies.

Company Response: The Company respectfully directs the Staff to the discussion of the Company’s position in relation to its competitors in its two major business segments, less-than-truckload services and truckload brokerage services. In particular, the Company respectfully directs the Staff to the first sentence of the first bullet under “Our Competitive Strengths,” which discusses the Company’s position in relation to other non-asset based less-than-truckload providers, based on revenue. The Company also respectfully directs the Staff to the first sentence of the second bullet under “Our Competitive Strengths,” which discusses the Company’s position in relation to other truckload brokerage providers, based on revenue.
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With respect to the Company’s competitive position in relation to its growth strategies, the Company believes that it is not possible to state in a verifiable manner its competitive position in relation to its strategies of expanding its customer base, increasing existing customer penetration, generating operating improvements, and pursuing acquisitions.

12.	Staff Comment: Refer to the second full paragraph that begins with “Flexible Operating Model.” Please revise to describe what you mean by purchased power.

Company Response: The Company respectfully advises the Staff that “purchased power” is explained in the first paragraph under “Our Business and Recent Developments” on page 1 of the prospectus.
Experienced and Motivated Management Team, page 3
13.	Staff Comment: We note that there have been no changes to your disclosure regarding your management on page 3. Further, we note your revised disclosure on page 4 that your senior management has “limited” experience running a public company. Please revise here to similarly disclose or advise.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 3 of the prospectus to clarify that the Company’s senior management has “limited” experience running a public company.
GTS Merger, page 4
14.	Staff Comment: We note your response to prior comment 6 and reissue in part. Please revise to briefly describe the material terms of the GTS merger and the other transactions that will occur at the time of the offering. A mere cross-reference to page 64 is insufficient. We also note the third paragraph on page 29 that you refer to “cash paid at closing” with respect to the GTS merger. Please provide more disclosure regarding the cash that will be paid at closing, here and throughout the prospectus, as appropriate.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 4 of the prospectus to describe the material terms of the GTS merger and the other transactions that will occur at the time of the offering. The Company respectfully advises the Staff that the language on page 29 regarding “cash paid at closing” is in reference to the cash paid upon the closing of the GTS acquisition, not the GTS merger. The Company has revised the disclosure in the third paragraph on page 29 of the prospectus to clarify this fact.
Summary Historical and Unaudited Pro forma Consolidated Financial and Other Data, page 6
15.	Staff Comment: We note your inclusion of footnote (c) in response to our prior comment 11. Please expand to indicate your calculation of this ratio may not be comparable to other companies in your industry. If true, please also disclose that this operating measure is based on the amount of historical capital expenditures and revenues as shown in the financial statements without adjustment. Otherwise, it would appear you are presenting a non-GAAP measure which would require additional disclosures, including reconciliation to the most directly comparable GAAP measure, as noted in our previous comment 11.
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Company Response: Pursuant to your request, the Company has expanded footnote (c) on page 7 of the prospectus to indicate that the calculation of capital expenditures as a percentage of revenues is based on the amount of historical capital expenditures and revenues as shown in the Company’s financial statements and may not be comparable to other companies in the Company’s industry.

16.	Staff Comment: We note your inclusion of footnote (a) on page 7 and footnote (k) on page 23 in response to our prior comment 24. Please further expand to disclose that this one-time, non-recurring charge has been reflected in the historical financial statements of GTS for the six months ended June 30, 2008, and has not been excluded from the pro forma financial statements.

Company Response: Pursuant to your request, the Company has expanded footnote (a) on page 7 of the prospectus and footnote (j) on page 23 of the prospectus to disclose that this one-time, non-recurring charge has been reflected in the historical financial statements of GTS for the six months ended June 30, 2008, and has not been excluded from the pro forma financial statements.
Risk Factors, page 8
Fluctuations in the price or availability of fuel and limitations on our ability to collect fuel surcharges may adversely affect our results of operations, page 8
17.	Staff Comment: While we note your response to prior comment 19, please disclose the percentage of your customers that you have contracts with for these capped surcharges.

Company Response: Pursuant to your request, the Company has revised the risk factor on page 8 of the prospectus to disclose that the Company has contractual arrangements for varying levels of capped fuel surcharges with approximately 4% of its customers.
Management’s Discussion and Analysis of Financial condition and Results of Operations
Results of Operations, page 29
18.	Staff Comment: We have reviewed your response to our prior comment 36. We believe a meaningful discussion of the pro forma results of operations could be provided for the most recent fiscal year end and subsequent interim period that reflects the GTS merger. In this regard, the basis of your supplemental pro forma discussion would be the pro forma financial information giving effect to the GTS merger only, as reflected in the pro forma results of operations at pages 21 and 22. For example, (a) the pro forma results of operations for the most recent year ended December 31, 2007 should be discussed with an explanation as to the significance in your operations as a result of the GTS merger, and (b) the pro forma results of operations for the interim period ended June 30, 2008 would provide a similar analysis. This supplemental pro forma discussion should follow the historical financial information in MD&A, be clearly labeled as “pro forma,” provide an explanation as to how the pro forma presentation was derived, and explain why management believes the information to be useful and any potential risks associated with using such a presentation. Please revise or advise.

Company Response: Pursuant to your request, the Company has included on page 33 of the prospectus pro forma results of operations reflecting its historical results as adjusted to
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give pro forma effect to the GTS merger for the year ended December 31, 2007 and the six months ended June 30, 2008.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 31
19.	Staff Comment: See the paragraph discussion of Operating Income. Please revise the last two sentences to delete or clarify the apparently inadvertent references to the “six months ended June 30...” The discussion should instead be based on the years ended December 31, 2007 and 2006. In addition, please disclose the amount of operating income for the TL and LTL segments for each year.

Company Response: Pursuant to your request, the Company has revised its disclosure of Operating Income for the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on page 31 of the prospectus to reflect references to the proper periods and to disclose the amount of operating income for the TL and LTL segments for each year.
Year ended December 31, 2006 Compared to the Period from February 22, 2005 to December 31, 2005, page 32
20.	Staff Comment: See the paragraph discussion of Operating Income. Please expand to disclose the amount of segment operating income (loss) for TL and LTL for each period. Further disclose, if true, that with the merger of Sargent into your operations, this began the separate TL segment in 2006, and that periods prior to this reflected LTL segment results only.

Company Response: Pursuant to your request, the Company has revised its disclosure of Operating Income for the Year Ended December 31, 2006 Compared to the Period from February 22, 2005 to December 31, 2005 on page 33 of the prospectus to disclose the amounts of segment operating income for the separate TL and LTL segments and to clarify which segments are reflected for each period.
Liquidity and Capital Resources, page 33
21.	Staff Comment: See the last paragraph under “Cash Provided by (Used in) Operating Activities” on page 33. Please clarify that cash provided by operating activities during 2006 was $9.5 million rather than $12.5 million.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 35 of the prospectus to clarify that cash provided by operating activities during 2006 was $9.5 million.

22.	Staff Comment: Refer to the last sentence in the first paragraph under “Cash Provided by (Used in) Financing Activities” on page 34. Based on information shown in the statements of cash flows at page F-25, it appears you had a larger debt repayment during the six months ended June 30, 2007 as compared to the six months ended June 30, 2008. Please revise or advise.

Company Response: The Company respectfully advises the Staff that it made larger repayments of debt during the six months ended June 30, 2008 as compared to the six months ended June 30, 2007 as a result of the Sargent merger and the corresponding repayment of debt in connection therewith. The Company has revised its disclosure of “Cash Provided by (Used in) Financing Activities” for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 on page 35 of the prospectus to clarify
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that the large payments of debt during the six months ended June 30, 2007 relate to the amended and restated credit agreement entered into on March 14, 2007 in connection with the Sargent merger and the corresponding repayment of existing debt.

23.	Staff Comment: We note your response to prior comment 37 regarding the GTS credit facility. Please include in MD&A — ‘Credit Facilities’ a discussion of the GTS credit facility to the extent this facility will be maintained by the Company subsequent to the GTS merger.

Company Response: The Company respectfully advises the Staff that the Company has not included a discussion of the GTS credit facility under “Credit Facilities” because the GTS credit facility will be terminated and satisfied in full with proceeds from the offering, as disclosed elsewhere in the prospectus.
Anticipated Uses of Cash, page 34
24.	Staff Comment: We note your response to prior comment 38 and reissue. As forecasted Sargent’s EBITDA is unavailable, please provide an estimate based on previous earnings from Sargent or tell us why such estimate is impossible.

Company Response: Pursuant to your request, the Company has revised its disclosure under “Anticipated Uses of Cash” on page 36 of the prospectus to include an illustration of the amount of contingent consideration that would be paid to the former owners of Sargent assuming annual earnings before interest, income taxes, depreciation, and amortization is maintained at 2007 levels during the remainder of the earn-out period.
Seasonality, page 35
25.	Staff Comment: We note your response to prior comment 40 and reissue in part. Please explain why transportation sales would be lower “during” the winter holiday season as this is not intuitively clear.

Company Response: The Company respectfully advises the staff that shipments generally are lower during and immediately after the winter holiday season because merchandise to be sold or used during the holiday season are generally manufactured, shipped, and delivered before the holiday season. This is why, historically, transportation sales are higher in the third quarter of the calendar year than in the fourth quarter.
Competition, page 48
26.	Staff Comment: We note your response to prior comment 42 and have the following additional comment. We note your new disclosure on your position compared to other logistics companies but we did not see clear disclosure disclosing the number of other non-asset based logistics companies. Your revised disclosure should aim to highlight your position compared to other logistics companies as a company as a whole and also among your various business segments.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 49 under “Competition” to state that, based on the Company’s research, the Company believes that it is among the 15 largest LTL providers and the largest non-asset based provider of LTL services in North America in terms of revenue.
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Description of Indebtedness, page 73
27.	Staff Comment: We note that you expect to obtain amendments under your credit facilities to waive the requirement to use 100% of the net proceeds of the offering to repay your indebtedness. If this is a material risk, please create a risk factor and discuss this risk for investors.

Company Response: The Company respectfully advises the Staff that it does not consider obtaining amendments under its credit facilities to waive the use of proceeds requirement to be a material risk. The Company maintains good relationships with its lenders and is currently in the process of completing the terms of the referenced amendments and has the full support of its lenders in doing so.
Underwriting, page 81
28.	Staff Comment: We note your response to prior comment 47 and have the following additional comment. Please revise the first sentence of the first paragraph of this section to clarify that the underwriters “are” underwriters and the selling stockholders “may be deemed” Underwriters under the Securities and Exchange Act of 1933.

Company Response: Pursuant to your request, the Company has revised the first paragraph under “Underwriting” on page 82 of the prospectus to clarify that only the selling stockholders may be deemed to be underwriters.
Group Transportation Services, Inc. and GTS Direct, LLC
Audited Combined Financial Statements — Year Ended December 31, 2007
Note 1, Significant Accounting Policies
Revenue Recognition, page F-37
29.	Staff Comment: We have reviewed your response to our prior comment 56. Please expand the second paragraph to disclose that your revenue recognized on a “net” basis has not been significant, and confirm to us that you will disclose such amounts if they become significant.

Company Response: Pursuant to your request, the Company has revised the disclosure under “Revenue Recognition” on page F-37 of the prospectus to reflect that amounts recognized on a net basis for the periods presented have not been significant. The Company acknowledges that it will disclose such amounts if they become significant in the future.
Group Transportation Services Holdings, Inc.
Interim Unaudited Financial Statements — June 30, 2008
Note 2. Acquisition, page F-45
30.	Staff Comment: We have reviewed your response to our prior comment 57. Please clarify as appropriate, in the second sentence of the second paragraph on page F-45 that the ‘former owner’ was that of “Group Transportation Services, Inc. and GTS Direct, LLC” rather than GTS. [In this regard, we note that GTS was formed on February 12, 2008 as an indirect wholly-owned subsidiary of THCP II, and as disclosed on page 65, that Mr. Michael P. Valentine, the former owner, was also one
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of GTS’ directors and its chief executive officer, and that he will serve in senior management within your TMS operations, as disclosed on page 53 under “Key Employees.”] As such, please tell us your consideration given to the second factor under “Factors involving components of shareholder group” of EITF No 95-8, in analyzing whether the accounting treatment of the potential contingent consideration should be treated as additional purchase price or compensation for services.

Company Response: Pursuant to your request, the Company has revised the disclosure in the second paragraph on page F-45 of the prospectus to clarify that the “former owner” was that of Group Transportation Services, Inc. and GTS Direct LLC rather than GTS. Please see the Company’s response to Comment 31 below for a discussion of the second factor under “Factors involving components of shareholder group” of EITF No. 95-8.

31.	Staff Comment. In addition, please specifically address the second factor involving terms of continuing employment. That is, you state that contingent consideration is not conditional upon continued employment and that it will be paid regardless of employment status. However, please tell us whether the former owner entered into any separate employment contract or commitment and, if so, describe the significant terms of that agreement. In this regard, we note that the former owners discussed in your response to prior comment 58 have been referred to as “at-will” employees. Please explain how the circumstances of their employment differ from those of the former owner of GTS.

Company Response: The Company has updated its previously provided response to prior comment 57 to reflect consideration given to the second factor under “Factors involving components of shareholder group” and the second factor under “Factors involving the term of continuing employment” of EITF No. 95-8 as detailed below:

The Company respectfully advises the Staff that the former owner of Group Transportation Services, Inc. and GTS Direct, LLC was retained as an employee of GTS. At the time of the acquisition, GTS entered into an employment agreement with Mr. Michael P. Valentine, the former owner, which expires on February 29, 2012. This agreement may be renewed for one-year periods unless either the Company or Mr. Valentine gives notice of its intention not to renew at least 90 days preceding the renewal date. Mr. Valentine is not deemed to be an “at-will” employee like the former owners of Sargent since he entered into an employment agreement with GTS and the former Sargent owners did not execute employment agreements. Mr. Valentine’s employment agreement is similar in form to the employment agreements GTS has for its other senior management.

Under the terms of his employment agreement, Mr. Valentine is entitled to receive an annual base salary of $150,000, which will increase by 4% per year or a higher amount in the discretion of the board of directors of GTS. Also, Mr. Valentine is entitled to receive a bonus of up to $70,400 per year. Mr. Valentine is also eligible to earn an annual incentive bonus based on, among other things, the annual consolidated earnings before interest, taxes, depreciation, and amortization of GTS. As part of Mr. Valentine’s compensation package, Mr. Valentine is also provided with customary benefits commensurate with his employment status. The Company believes that the compensation paid to the former owner is comparable with industry and market.

The contingent consideration which could potentially be paid to the former owner is based on GTS achieving certain levels of earnings before income taxes, depreciation, amortization, and a management fee over a five year period through March 31, 2014, with a potential maximum payout of $3.5 million. The Company believes this formula is intended
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to establish or verify the fair value of the acquired enterprise. The contingent consideration is not conditional upon continued employment of the former owner and will be paid, if earned, regardless of his employment status.

As the Company noted in its prior response to prior comment 57, the former owner of GTS believed a higher value was warranted on GTS as a result of the unrealized value of growth in the business. To resolve their differences, the two parties agreed to a purchase price that included the contingent consideration component in order to be in line with other bids being offered to the former owner of GTS. The resulting purchase price, including contingent consideration, resulted in an arrangement beneficial and acceptable to both parties.

GTS considered the guidance in paragraphs 25 through 34 of SFAS No. 141 and EITF 95-8 in determining its accounting for the contingent purchase consideration described in Note 2 of the Group Transportation Services Holdings, Inc. Unaudited Financial Statements for the six month period ended June 30, 2008. GTS considered the following factors, along with the facts and circumstances noted previously, in determining whether the arrangement for contingent consideration was, in substance, additional purchase price of the acquired enterprise or compensation for services, use of property, or profit sharing:
•	The former owner has an employment agreement with GTS. However, the contingent consideration is not dependent on the former owner’s continued employment with GTS;

•	The term of the employment agreement expires in 2012 which is shorter and does not correspond to the term of the contingent consideration term expiring in 2014;

•	GTS believes the level of compensation offered to the former owner is comparable with others with a similar position;

•	The former owner owned all of the stock of the acquired entity and remains as a key employee. However, this factor does not outweigh other facts and circumstances that indicate that the contingent consideration represents additional purchase price;

•	The acquisition agreement included a provision for contingent consideration payments because the former owner of GTS believed a higher value was warranted;

•	The formula utilized to calculate the purchase consideration is based on achieving certain levels of earnings before income taxes, depreciation, amortization, and management fee over a five year period with a potential maximum payout of $3.5 million. GTS believes this formula is intended to establish or verify the fair value of the acquired enterprise; and

•	There were no other material arrangements with the former owner which would indicate that the contingent consideration paid would be compensation.
The last paragraph of EITF 95-8 states, in part, “the Task Force reached a consensus that an arrangement in which contingent payments are automatically forfeited if employment terminates, as discussed in item 1 under “Factors Involving Terms of Continuing Employment,” is a strong indicator that the arrangement is, in substance, compensation for post-combination services rather than additional purchase price.” As noted previously, the contingent consideration is not dependent on the former owner’s continued employment. Accordingly, despite the fact that the former owner was a stockholder in the acquired entity
GREENBERG TRAURIG, LLP

United States Securities and Exchange Commission
Attention: Lauren Nguyen
October 7, 2008

and remains as a key employee of GTS, GTS believes that when all of the foregoing facts and circumstances are considered, the substance of the potential contingent consideration that may be paid in the future is that of additional purchase price and not compensation for services.
Part II
Item 15, Recent Sales of Unregistered Securities, page II-2
32.	Staff Comment. Please revise this section to provide the rule to support your claims for exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933.

Company Response: Pursuant to your request, the Company has revised Item 15 to include the rules under which the Company claims exemption from registration under Section 4(2).
Exhibit 5.1
33.	Staff Comment. We note that your opinion is based solely upon your review of items A through D. Please remove this qualification from your opinion.

Company Response: Pursuant to your request, the Company has revised its opinion to remove the qualification that its opinion is based solely upon its review of items A through D.
Other
34.	Staff Comment. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: Pursuant to your request, the Company will continue to observe the financial statement updating requirements set forth in Regulation S-X.
Accountants’ Consent
35.	Staff Comment. Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Company Response: Pursuant to your request, the Amendment contains currently dated accountants’ consents and acknowledges its obligation to keep manually signed consents on file for five years.
* * * * *
     Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8314 or Brandon Lombardi of our office at (602) 445-8335.
GREENBERG TRAURIG, LLP

United States Securities and Exchange Commission
Attention: Lauren Nguyen
October 7, 2008

Sincerely,
/s/ Michael L. Kaplan
Michael L. Kaplan
For the Firm

cc:	Beverly Singleton (w/encl.)
Mark DiBlasi (w/encl.)
GREENBERG TRAURIG, LLP